SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C 20549

                                Schedule 13G
                            (Amendment No. 1 )

                 Under the Securities Exchange Act of 1934


                              EXACTIS.COM INC.
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                              (Name of Issuer)



                       Common Stock, $ .01 par value
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                       (Title of Class of Securities)



                                 30064G104
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                               (CUSIP number)

                             December 31, 1999
          (Date of Event which requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[  ]     Rule 13d-1 (b)

[  ]     Rule 13d-1 (c)

[X]      Rule 13d -1 (d)
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The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                             Page 1 of 6 Pages

                             CUSIP NO. 30064G104

1) Name of Reporting Person                      American Express Company

   S.S or I.R.S. Identification No. of Above
   Person                                        13-4922250

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2) Check the Appropriate box if a Member of
   a Group                                      (a)    Sole
                                                (b)    Joint Filing

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3) SEC Use Only

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4) Citizenship or Place of Organization          New York

Number of Shares Beneficially Owned by Each Reporting Person With
   5)     Sole Voting Power                      1,176,250
                                                 -------------------------------
   6)     Shared Voting Power                    -0-
                                                 -------------------------------
   7)     Sole Dispositive Power                 1,176,250
                                                 -------------------------------
   8)     Shared Dispositive Power               -0-
                                                 -------------------------------

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9)  Aggregate Amount Beneficially Owned by
    Each Reporting Person                         1,176,250

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10) Check if the Aggregate Amount in Row (9)      [  ]
    Excludes Certain  Shares

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11) Percent of Class Represented by Amount in
    Row 9                                         9.1%

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12) Type of Reporting Person                      HC


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                             Page 2 of 6 Pages

1(a)  Name of Issuer:                               Exactis.com, Inc.

1(b)  Address of Issuer's Principal Executive
      Offices:                                      707-17th Street, Suite 2850
                                                    Denver, Colorado 80202

2(a)  Name of Persons Filing:                       American Express Company

2(b)  Address of Principal Business Office:         American Express Tower
                                                    World Financial Center
                                                    New York, New York 10285

2(c)  Citizenship or Place of Organization:         See Item 4 of cover page

2(d)  Title of Class of Securities:                 Common Stock, $.01 par value

2(e)  CUSIP Number:                                 30064G104

3     Information if statement is filed pursuant
      to Rule 13d-1(b) or 13d-2(b):                 Not applicable

4(a)  Amount Beneficially Owned:                    See Item 9 of Cover Page

4(b)  Percent of Class:                             See Item 11 of Cover Page

4(c)  Number of shares as to which such person has:
   (i)    sole power to vote or to direct the vote      See Item 5 of Cover Page
   (ii)   shared power to vote or to direct the vote    See Item 6 of Cover Page
   (iii)  sole power to dispose or to direct the
          disposition                                   See Item 7 of Cover Page
   (iv)   shared power to dispose or to direct the
          disposition                                   See Item 8 of Cover Page


                             Page 3 of 6 Pages

5    Ownership of Five Percent or Less of a Class        Not Applicable

6    Ownership of More than Five Percent on Behalf of
     Another Person                                      Not Applicable

7    Identification and Classification of the            See Exhibit 1
     Subsidiary which Acquired the Security Being
     Reported on By the Parent Holding Company

8    Identification and Classification of Members of
     the Group                                           Not Applicable

9    Notice of Dissolution of Group                      Not Applicable

10   Certification

     Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     This Amendment corrects the statement filed February 11, 2000.

Dated: February 14, 2000                 AMERICAN EXPRESS COMPANY


                                         By:     /s/ Stephen P. Norman
                                                ---------------------------
                                         Name:    Stephen P. Norman
                                         Title:   Secretary


                             Page 4 of 6 Pages

                               Exhibit Index

Exhibit 1 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.





                             Page 5 of 6 Pages